Filed by Barclays PLC Pursuant to

Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14d-2 under the

Securities Exchange Act of 1934

Subject Companies:

Barclays PLC

(Commission File No. 1-09246)

Barclays Bank PLC

(Commission File No. 1-10257)

ABN AMRO Holding N.V.

(Commission File No. 1-14624)

ABN AMRO Bank N.V.

(Commission File No. 1-14624-05)

Dear Colleague

Today we updated the stock market on our financial performance in the first quarter of 2007.

I don’t normally write to you when we provide our Trading Update (as it is known). But this time I think it’s important that I do. We have had a good start to the year. Profit before tax grew 15% compared with the first quarter of 2006 (or 10% on a like for like basis).

In the Global Retail and Commercial Banking businesses, we saw good profit growth in UK Retail Banking. Our progress in the mortgage market continued at pace. We saw strong profit growth in UK Business Banking.

I am pleased with the progress that we’ve made at Barclaycard, including improvements in our bad debt performance. Barclaycard US is on track to become profitable this year after two years of heavy investment following the acquisition of Juniper in late 2004.

International Retail and Commercial Banking grew strongly, especially in Spain. Absa continues to fly, although its profit in sterling was impacted by the weakness of the rand.

In the Investment Banking and Investment Management businesses, performance was particularly strong at Barclays Capital, which had its best ever quarter. Barclays Global Investors experienced good growth in US dollar terms, although this was offset by continued investment in the business and by the weakness of the dollar against sterling. And we saw another strong performance from Barclays Wealth, where client assets continue to rise.

Our Trading Update demonstrates the continued momentum that I talked about in my letter to you at the time of our 2006 Full Year Results in February. We are well placed as a Group to take advantage of the very significant growth in the global financial services industry that I expect to occur in the years ahead.

And the performance shows that we are meeting the needs of our customers and clients – so thank you for serving them well, and for what you’ve done to contribute to a strong first quarter of the year.

I am continuing to direct a lot of time at securing the merger with ABN AMRO. But as I said to you before, as intense as this is, we must not lose sight of our customers. They expect us to be there for them today and tomorrow and the day after that. Their expectations of Barclays, and their need for great products and great service, have not changed, and we must continue to deliver. So our job is to give them our full attention. I am depending on you to do this, demonstrating that we’re not distracted by the merger talks from our business purpose, which is helping customers and clients achieve their goals.

There is little for me to say by way of update on our merger proposals: we’re working hard on getting the appropriate regulatory consents in place. Between us, we have over 100 regulators around the world and we need a change of control consent from 55 of these to implement the proposed merger. We expect to make a formal offer to ABN AMRO shareholders in July. I will continue to communicate as we progress.

Meanwhile, I thank you again for what you’re doing, and thank you for your support.

John

Future SEC Filings and this Filing: Important Information:

In connection with the proposed business combination transaction between ABN AMRO Holding N.V. (“ABN AMRO”) and Barclays PLC (“Barclays”), Barclays expects it will file with the SEC a Registration Statement on Form F-4, which will constitute a prospectus, as well as a Tender Offer Statement on Schedule TO and other relevant materials. In addition, ABN AMRO expects that it will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 and other relevant materials. Such documents, however, are not currently available.

INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain a free copy of such filings without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from ABN AMRO and Barclays without charge, once they are filed with the SEC.

This document shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities in such a proposed transaction, nor shall there be any sale of such securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward Looking Statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of ABN AMRO’s and Barclays plans and their current goals and expectations relating to their future financial condition and performance and which involve a number of risks and uncertainties. ABN AMRO and Barclays caution readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘aim’, ‘anticipate’, ‘target’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the consummation of the business combination between ABN AMRO and Barclays within the expected timeframe and on the expected terms (if at all), the benefits of the business combination transaction involving ABN AMRO and Barclays, including the achievement of synergy targets,

ABN AMRO’s and Barclays future financial position, income growth, impairment charges, business strategy, projected costs and estimates of capital expenditure and revenue benefits, projected levels of growth in the banking and financial markets, the combined group’s future financial and operating results, future financial position, projected costs and estimates of capital expenditures, and plans and objectives for future operations of ABN AMRO, Barclays and the combined group and other statements that are not historical fact. Additional risks and factors are identified in ABN AMRO and Barclays filings with the SEC including ABN AMRO and Barclays Annual Reports on Form 20-F for the fiscal year ending December 31, 2006, which are available on ABN AMRO’s website at www.abnamro.com and Barclays website at www.barclays.com respectively, and on the SEC’s website at www.sec.gov.

Any forward-looking statements made by or on behalf of ABN AMRO and Barclays speak only as of the date they are made. ABN AMRO and Barclays do not undertake to update forward-looking statements to reflect any changes in expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that ABN AMRO and Barclays have made or may make in documents they have filed or may file with the SEC.